HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)

Condensed Interim Consolidated Financial Statements

For the three and six months ended September 30, 2023 and 2022

(In thousands of U.S. dollars)

(Unaudited)

HIVE Digital Technologies Ltd. (formerly, HIVE Blockchain Technologies Ltd.) Condensed Interim Consolidated Statements of Financial Position (In thousands of US dollars) (Unaudited)

		September 30,	March 31,
	Notes	2023	2023
Assets
Current assets
Cash		$4,544	$4,373
Amounts receivable and prepaids	5	10,028	9,354
Investments	4	2,492	2,866
Digital currencies	6	46,890	65,899
		63,954	82,492

Plant and equipment	7	86,728	87,228
Long term receivable	5	5,660	5,815
Deposits, net of provision	8	4,010	9,542
Right of use asset	13	9,605	10,973
Intangible assets		-	67
Total assets		$169,957	$196,117

Liabilities and equity
Current liabilities
Accounts payable and accrued liabilities	10	$9,235	$9,354
Current portion of convertible loan - liability component	9	1,396	1,175
Current portion of lease liability	13	2,347	2,330
Term loan	12	6,445	7,139
Current portion of loans payable	11	1,335	1,224
Current income tax liability		4,647	1,846
		25,405	23,068

Convertible loan - liability component	9	2,793	3,554
Convertible loan - derivative component	9	208	482
Loans payable	11	11,333	11,854
Lease liability	13	6,737	8,138
Deferred tax liability		578	206
Total liabilities		47,054	47,302

Equity
Share capital	16	427,912	419,213
Equity reserve		24,597	18,864
Accumulated other comprehensive income		7,860	7,404
Accumulated deficit		(337,466)	(296,666)
Total equity		122,903	148,815
Total liabilities and equity		$169,957	$196,117

Nature of operations (Note 1)

Commitments and contingencies (Note 14)

Subsequent events (Note 26)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Condensed Interim Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income
(In thousands of US dollars, except share and per share data)(Unaudited)

		Three months ended Sept 30,		Six months ended Sept 30,
		2023	2022	2023	2022
	Notes				Revised - Note 24
Revenue from digital currency mining	6	$22,514	$29,597	$45,858	$73,776
Other revenue		253	-	474	-
		22,767	29,597	46,332	73,776
Cost of sales
Operating and maintenance costs		(18,134)	(13,656)	(33,719)	(30,818)
Depreciation	7,13	(16,567)	(24,323)	(33,050)	(50,075)
		(11,934)	(8,382)	(20,437)	(7,117)
Revaluation of digital currencies	6	(422)	(2,510)	(422)	(73,210)
(Loss) gain on sale of digital currencies	6	(2,254)	3,549	(2,829)	(18,751)

Expenses
General and administrative	19	(3,563)	(3,236)	(6,330)	(6,601)
Foreign exchange (loss) gain		(354)	7,091	1,091	3,434
Share-based compensation	16	(4,044)	(1,948)	(6,017)	(2,901)
		(7,961)	1,907	(11,256)	(6,068)

Unrealized gain (loss) on investments	4	34	(1,001)	(631)	(9,684)
Change in fair value of derivative liability	9	417	(192)	274	4,179
Impairment of equipment	7	-	(26,236)	-	(32,573)
Impairment of deposits	8	-	-	-	(4,678)
Gain (loss) on sale of equipment		26	15	(241)	15
Other expenses		(11)	-	(122)	-
Finance expense	18	(838)	(938)	(1,717)	(1,928)
Net loss before tax for the period		(22,943)	(33,788)	(37,381)	(149,815)

Tax (expense) recovery		(1,605)	131	(3,419)	131
Net loss for the period		$(24,548)	$(33,657)	$(40,800)	$(149,684)

Other comprehensive (loss) income
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:
Revaluation of digital currencies	6	$(4,310)	$-	$58	$-
Translation adjustment		(437)	(531)	398	569
Net loss and comprehensive loss for the period		$(29,295)	$(34,188)	$(40,344)	$(149,115)
Basic loss per share		$(0.29)	$(0.41)	$(0.48)	$(1.82)
Diluted loss per share		$(0.29)	$(0.41)	$(0.48)	$(1.82)

Weighted average number of common shares outstanding
Basic	17	85,052,418	82,253,061	84,614,638	82,247,555
Diluted	17	85,052,418	82,253,061	84,614,638	82,247,555

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Digital Technologies Ltd. (formerly, HIVE Blockchain Technologies Ltd.) Condensed Interim Consolidated Statements of Changes in Equity (In thousands of US dollars, except shares issued) (Unaudited)

	Share capital			Accumulated other
			Equity	comprehensive	Accumulated	Total
	Shares issued	Amount	reserve	income	deficit	equity
		$	$	$	$	$
At March 31, 2022	82,241,988	413,660	12,236	23,399	(60,244)	389,053
Share-based compensation	-	-	1,769	-	-	1,769
Vesting of restricted stock units	7,000	123	1,010	-	-	1,133
Shares offering	108,779	422	-	-	-	422
Subscription receivable	89,279	342	-	-	-	342
Loss for the period	-	-	-	-	(149,684)	(149,684)
Translation adjustment	-	-	-	569	-	569
Realized loss on digital currencies	-	-	-	(15,111)	-	(15,111)
At September 30, 2022 (revised - Note 24)	82,447,046	414,547	15,015	8,857	(209,928)	228,493

At March 31, 2023	84,172,711	419,213	18,864	7,404	(296,666)	148,815
Share-based compensation	-	-	6,017	-	-	6,017
Shares offering	1,987,237	8,734	-	-	-	8,734
Vesting of restricted stock units	52,400	239	(239)	-	-	-
Issuance costs	-	(372)	-	-	-	(372)
Exercise of options	12,500	98	(45)	-	-	53
Loss for the period	-	-	-	-	(40,800)	(40,800)
Translation adjustment	-	-	-	398	-	398
Revaluation gain on digital currencies	-	-	-	58	-	58
At September 30, 2023	86,224,848	427,912	24,597	7,860	(337,466)	122,903

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Digital Technologies Ltd. (formerly, HIVE Blockchain Technologies Ltd.) Condensed Interim Consolidated Statements of Cash Flows (In thousands of US dollars)(Unaudited)

	For the six months ended September 30,
	2023		2022
			Revised - Note 24
Operating activities
Net loss for the period:	$(40,800)		$(149,684)
Adjusted for:
Revenue recognized from digital currency mined	(45,858)		(73,776)
Depreciation and amortization	33,050		50,075
Unrealized loss on investments	631		9,684
Change in fair value of derivative liability	(274)		(4,179)
Impairment of equipment	-		32,573
Impairment of deposits	-		4,678
Loss on sale of equipment	241		-
Accretion on convertible debt	964		777
Tax expense (recovery)	3,419		(131)
Share-based compensation	6,017		2,901
Interest expense	466		219
Foreign exchange	(449)		324
Changes in non-cash working capital items:
Amounts receivable and prepaids	(519)		278
Taxes payable	-		(127)
Digital currencies	64,925		157,311
Accounts payable and accrued liabilities	(365)		3,929
Cash provided by operating activities	21,448		34,852

Investing activities
Deposits on equipment	(3,834)		(2,711)
Investments	(250)		-
Proceeds on disposal of equipment	320		-
Purchase of equipment	(22,303)		(11,058)
Cash used in investing activities	(26,067)		(13,769)

Financing activities
Exercise of options	53		-
Shares offering, net of issuance costs	8,362		-
Repayment of loan	(706)		(583)
Repayment of debenture	(1,504)		(974)
Lease payments made	(1,397)		(680)
Cash provided by (used in) financing activities	4,808		(2,237)

Effect of exchange rate changes on cash	(18)		(233)
Net change in cash during the period	171		18,613
Cash, beginning of period	4,373		5,319
Cash, end of period	$4,544		$23,932

Supplemental disclosures:		$
Interest paid	$920		810

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

1. Nature of Operations

HIVE Digital Technologies Ltd. (the "Company") was incorporated in the province of British Columbia on June 24, 1987.  The Company is a reporting issuer in each of the Provinces and Territories of Canada and is listed for trading on the TSXV, under the symbol "HIVE.V", as well on the Nasdaq's Capital Markets Exchange under "HIVE", and on the Open Market of the Frankfurt Stock Exchange under "YO0.F".  On July 12, 2023 the Company completed a name change from HIVE Blockchain Technologies Ltd. to HIVE Digital Technologies Ltd.  The Company's head office is located at Suite 855, 789 Pender Street, Vancouver, BC, V6C 1H2, and the Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

In connection with the Company's change of business filed in September 2017 ("Change of Business"), the Company acquired digital currency mining data center equipment in Iceland.  Following the initial acquisition, the Company acquired additional data center equipment in Iceland and Sweden throughout fiscal 2018.  Phases one and two of Sweden commenced operations on January 15, 2018 and March 31, 2018 respectively, while phase three commenced operations on April 30, 2018.  On April 9, 2020 the Company acquired a data center in Quebec, Canada, and on April 15, 2021 the Company acquired a data center in New Brunswick, Canada.  The Company is in the business of providing infrastructure solutions, including the provision of computational capacity to distributed networks, in the blockchain industry.  The Company's operations are focused on the mining and sale of digital currencies to upgrade, expand and scale up its mining operations.  Digital currencies are subject to risks unique to the asset class and different from traditional assets.  Additionally, the Company may at times hold assets with third party custodians or exchanges that are limited in oversight by regulatory authorities.

On May 24, 2022, the Company affected the consolidation of its common shares (Note 16) based on one post-consolidation common share for each five pre-consolidated common shares.  The impact was reflected and adjusted such that all common shares and per share amounts have been retroactively restated to reflect the consolidation.

The negative impact on the global supply chain related to the COVID-19 pandemic has presented challenges to the Company including increased shipping costs and delaying obtaining equipment from China on a timely basis.  Additionally, the Company continues to face uncertainty in the availability of equipment from suppliers as it relates to the Company's ASIC equipment.

2. Basis of Presentation and Material Accounting Policies

(a) Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting of the International Financial Reporting Standards" ("IFRS") as issued by the International Accounting Standards Board ("IASB") and follow the same accounting policies and methods of application as the Company's March 31, 2023, annual audited financial statements, unless otherwise noted.  These condensed interim consolidated financial statements do not include all the information required for full annual financial statements and accordingly, they should be read in conjunction with the Company's most recent annual statements.

The condensed interim consolidated financial statements have been prepared on a cost basis except for the convertible loan - derivative component and digital assets that have been measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The condensed interim consolidated financial statements are presented in United States dollars ("US dollars" or "$"), except where otherwise indicated.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

2. Basis of Presentation and Material Accounting Policies (continued…)

(a) Statement of Compliance (continued...)

The Company is in the business of the mining and sale of digital currencies to upgrade, expand, and scale up its mining operations, many aspects of which are not specifically addressed by current IFRS guidance.  The Company is required to make judgements as to the application of IFRS and the selection of accounting policies.  The Company has disclosed its presentation, recognition and de-recognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgements; however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company's earnings and financial position as presented.

These unaudited condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors on November 10, 2023.

(b) New Accounting Standards Adopted by the Company

Amendment to IAS 12 - deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12).  The amendments narrowed the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences.  The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted.

Amendments to IAS 1, Practice statement 2 and IAS 8

Presentation of Financial Statements was amended to clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specifies that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability.  The amendments are effective January 1, 2023 with early application permitted.  The amendments are required to be adopted retrospectively.

Amendments to IAS 1, Presentation of financial statements', on classification of liabilities

In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8).  The amendments introduced a definition of accounting estimates and included other amendments to help entities distinguish changes in accounting estimates from changes in accounting policies.  The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted.

Amendments to IAS 1 Amendments to IAS 1 clarify how to classify debt and other liabilities as current or non-current.

The amendments help to determine whether, in the condensed interim consolidated financial statements, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.  The amendments also include clarifying the classification requirements for debt an entity might settle by converting it into equity.  Amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date.  Instead, the amendments require to disclose information about these covenants in the notes to the financial statements.

The adoption of the amendments listed above did not have a significant impact on the Company's condensed interim consolidated financial statements.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

2. Basis of Presentation and Material Accounting Policies (continued…)

(c) Future Accounting Standards

Amendments to IAS 21 - Lack of Exchangeability
An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose. A currency is exchangeable when there is an ability to obtain the other currency (with a normal administrative delay), and the transaction would take place through a market or exchange mechanism that creates enforceable rights and obligations. These amendments are effective for annual periods beginning on or after 1 January 2025 (early adoption is available).

Amendment to IAS 1 - Non-current liabilities with covenants
These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions. These amendments are effective for annual periods beginning on or after 1 January 2024.

Amendment to IFRS 16 - Leases on sale and leaseback
These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted, These amendments are effective for annual periods beginning on or after 1 January 2024.

The Company continues to review changes to IFRS standards.  There are no other pending IFRSs or IFRIC interpretations that are expected to be relevant to the Company's condensed interim consolidated financial statements.

3. Significant Estimates and Judgements

The preparation of the unaudited condensed interim consolidated financial statements necessitates management to make various judgments, estimates, and assumptions regarding the recognition and measurement of assets, liabilities, income, and expenses. These judgments and estimates are based on management's best understanding of future events, circumstances, and potential actions taken by the Company. It should be noted that the actual results may deviate from these assumptions and estimates.

The assessments and underlying assumptions are regularly reviewed. If any revisions are made to the assumptions or estimates and they only affect the current period, they are recognized in that particular period. However, if the revisions impact both the current and future periods, they are recognized in the period of the revision and in subsequent periods.

The significant judgments made by management while applying the Company's accounting policies and the primary sources of estimation uncertainty remain consistent with those outlined in the audited annual consolidated financial statements for the year ended March 31, 2023.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

4. Investments

As at September 30, 2023 the Company holds a number of non-material investments in both private and public companies. The Company's investment holdings that are not traded in active markets by the Company are considered investments.  Investments are accounted for as financial assets which are initially recognized at fair value and subsequently measured through fair value through profit or loss.

The continuity of investments was as follows:

Investments
Balance, March 31, 2022	$17,001
Unrealized loss on investments	(13,432)
Foreign exchange	(703)
Balance, March 31, 2023	$2,866
Additions	250
Unrealized loss on investments	(631)
Foreign exchange	7
Balance, September 30, 2023	$2,492

5. Amounts Receivable and Prepaids

	September 30, 2023	March 31, 2023
Sales tax receivable **	$8,767	$8,694
Prepaid expenses and other receivables	5,105	4,659
Receivable on sale of subsidiary*	1,816	1,816
Total	$15,688	$15,169
Less: current portion	(10,028)	(9,354)
Long term portion	$5,660	$5,815

* Receivable is conditional upon ruling by the by the Swedish Tax Authority related to an ongoing value added tax process.  If the ruling is favourable; amounts will be received; otherwise, the amounts will not be collectible.  Management has assessed the collectability using a probability model under a range of scenarios and this receivable reflects the results of that process.

** Includes VAT receivable of $3.8 million (March 31, 2023 - $4.0 million) which is conditional upon ruling by the Swedish Tax Authority related to an ongoing value added tax process.  If the ruling is favourable; amounts will be received; otherwise, the amounts will not be collectible.  If the ruling of the Swedish Tax Authority goes against the Company, then the full amount may be payable including other items such as interest and penalties.  See Note 14.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

6. Digital Currencies

Digital currencies are recorded at their fair value on the date they are received as income from digital currency mining and are revalued to their current market value less costs to sell at each reporting date.

The Company's holdings of digital currencies consist of the following:

	September 30, 2023	March 31, 2023
Bitcoin	$46,707	$65,772
Ethereum Classic	94	117
Other coins	89	10
Total	$46,890	$65,899

The continuity of digital currencies was as follows:

Bitcoin	Amount	Number of coins
Digital currencies, March 31, 2022	$117,669	2,596
Digital currency mined	77,482	3,258
Digital currency sold	(70,997)	(3,522)
Revaluation adjustment	(58,382)	-
Digital currencies, March 31, 2023	65,772	2,332
Digital currency mined	45,837	1,635
Digital currency sold	(64,504)	(2,229)
Revaluation adjustment	(398)	-
Digital currencies, September 30, 2023	$46,707	1,738

Ethereum	Amount	Number of coins
Digital currencies, March 31, 2022	$52,302	16,165
Digital currency mined	28,424	14,984
Digital currency sold	(68,257)	(31,149)
Revaluation adjustment	(12,469)	-
Digital currencies, March 31, 2023 and September 30, 2023	$-	-

Ethereum Classic	Amount	Number of coins
Digital currencies, March 31, 2022	$29	625
Digital currency mined	172	6,180
Digital currency sold	(45)	(1,087)
Revaluation adjustment	(39)	-
Digital currencies, March 31, 2023	117	5,718
Digital currency mined	1	25
Revaluation adjustment	(24)	-
Digital currencies, September 30, 2023	$94	5,743

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

6. Digital Currencies (continued…)

During the three and six months ended September 30, 2023, the Company sold digital currencies for proceeds totalling $28.2 million and $61.7 million, respectively (September 30, 2022 - $37.3 million and $71.8 million, respectively) and recorded a loss on sale of $2.3 million and $2.8 million, respectively (September 30, 2022 - gain on sale of $3.5 million and loss on sale of $18.8 million, respectively).

The Company reclassified a surplus of $nil from accumulated other comprehensive income (September 30, 2022 - $15.1 million) in connection to the revaluation gain on its digital currencies.

7. Plant and Equipment

			Building and
Cost	Equipment	Land	Leaseholds	Total
Balance, March 31, 2022	$306,802	$663	$17,538	$325,003
Disposals	(9,587)	-	-	(9,587)
Additions	55,353	-	10,296	65,649
Impairment	(119,033)	-	-	(119,033)
Foreign exchange on translation	(4,348)	-	(1,307)	(5,655)
Balance, March 31, 2023	$229,187	$663	$26,527	$256,377
Disposals	(3,497)	-	-	(3,497)
Additions	31,070	-	238	31,308
Foreign exchange on translation	(123)	-	11	(112)
Balance, September 30, 2023	$256,637	$663	$26,776	$284,076

			Building and
Accumulated depreciation	Equipment	Land	Leaseholds	Total
Balance, March 31, 2022	$146,670	$-	$790	$147,460
Disposals	(6,250)	-	-	(6,250)
Depreciation	76,739	-	2,213	78,952
Impairment	(48,623)	-	-	(48,623)
Foreign exchange on translation	(2,300)	-	(89)	(2,389)
Balance, March 31, 2023	$166,236	$-	$2,914	$169,150
Disposals	(2,936)	-	-	(2,936)
Depreciation	30,474	-	1,134	31,608
Foreign exchange on translation	(432)	-	(42)	(474)
Balance, September 30, 2023	$193,342	$-	$4,006	$197,348
Carrying amount
Balance, March 31, 2023	$62,951	$663	$23,613	$87,227
Balance, September 30, 2023	$63,295	$663	$22,770	$86,728

During the three and six month period ended September 30, 2022, the Company recorded an impairment on miner equipment of $26.2 million and $32.6 million, respectively. The impairment was based on an assessment of the performance of the equipment in relation to prevailing replacement costs.  There were no indicators of impairment for the three and six month period ended September 30, 2023.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

8. Deposits

The deposits relate to required amounts on account with electricity providers in Sweden and for equipment purchases, consisting of:

Description	September 30, 2023	March 31, 2023
Bodens Energi	$209	$217
Equipment Deposits	14,755	35,431
Vattenfall AB	1,177	1,225
	16,141	36,873
Equipment deposit provision	(12,131)	(27,331)
Total	$4,010	$9,542

The Company is exposed to counterparty risk through the advances made for certain mining equipment ("Deposits") it places with its suppliers in order to secure orders over a set delivery schedule.  The risk of a supplier failing to meet its contractual obligations may result in late deliveries and/or the value of the deposits is not realised as a result of non delivery of equipment or delivery of equipment with reduced quality.  The Company attempts to mitigate this risk by procuring mining hardware from the established suppliers and with whom the Company has existing relationships and knowledge of their reputation in the market.

During the three and six month period ended September 30, 2023, the Company recorded impairment on the equipment deposits of $nil (September 30, 2022 - $nil and $4.7 million, respectively). The impairment is based on the counterparty risk of delivery, efficiency of machines expected use of the machines and the expected quantity and quality of the equipment to be received.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

9. Convertible Loan

On January 12, 2021, the Company closed its non-brokered private placement of unsecured debentures (the "Debentures"), for aggregate gross proceeds of $15 million with U.S.  Global Investors, Inc.  ("U.S.  Global").  The Executive Chairman of the Company is a director, officer and controlling shareholder of U.S.  Global.

The Debentures mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum.  The Debentures will be issued at par, with each Debenture being redeemable by the Company at any time, and convertible at the option of the holder into common shares (each, a "Share") in the capital of the Company at a conversion price of C$15.00 per Share.  Interest will be payable monthly and principal will be payable quarterly.  In addition, U.S. Global was issued 5.0 million common share purchase warrants (the "Warrants").  Each five whole Warrant entitles U.S. Global to acquire one common at an exercise price of C$15.00 per Share for a period of three years from closing.

The Company determined that the Convertible Loan contained an embedded derivative, and that the conversion feature does not qualify as equity as it does not satisfy the "fixed for fixed" requirement as the number of potential common shares to be issued is contingent on a variable carrying amount for the financial liability.  The financial liability is variable because the functional currency of Hive Digital Technologies Ltd.  is Canadian dollars and the Convertible Loan is denominated in US dollars, therefore the number of common shares to be issued depends on the foreign exchange rate at the date of settlement.  Consequently, the conversion feature is classified as a derivative liability.

The Company allocated the proceeds of $15 million first to the derivative component for $8.6 million, with the residual value to the liability component for $6.4 million.  The derivative component was valued on initial recognition using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 0.69%; an expected volatility of 105%; an expected life of 2.71 years; a forfeiture rate of zero; and an expected dividend of zero.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

9. Convertible Loan (continued…)

Liability Component

Balance, March 31, 2022	$5,599
Principal payment	(3,000)
Interest payment	(817)
Accretion and interest	2,947
Balance, March 31, 2023	4,729
Principal payment	(1,504)
Interest payment	(321)
Accretion and interest	1,285
Balance, September 30, 2023	4,189
Less: Current portion	(1,396)
Non-current portion	$2,793

Derivative Component

Balance, March 31, 2022	$4,986
Change in fair value of liability	(4,504)
Balance, March 31, 2023	482
Change in fair value of liability	(274)
Balance, September 30, 2023	$208

The derivative component is remeasured each reporting period.  As at September 30, 2023, the derivative component was revalued at $0.2 million (March 31, 2023 - $0.5 million) using the Black-Scholes option pricing model with the following assumptions: share price of C$4.19 (March 31, 2023 - C$4.46) an expected weighted average risk-free interest rate of 4.88% (March 31, 2023 - 3.71%); an expected weighted average volatility of 82% (March 31, 2023 - 97%); and an expected weighted average life of 1.36 years (March 31, 2023 - 1.61 years).  For the three and six months period ended September 30, 2023, the Company recorded a gain in the change in the fair value of the derivative liability of $0.4 million and $0.3 million, respectively (September 30, 2022 - loss of $0.2 million and gain of $4.2 million).

10. Accounts Payable and Accrued Liabilities

The components of accounts payable and accrued liabilities are as follows:

	September 30, 2023	March 31, 2023
Accounts payable	$6,844	$6,859
Accrued liabilities	1,799	2,362
Other payable	592	133
Total	$9,235	$9,354

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

11. Loans Payable

On March 31, 2021, as part of the sale of the net assets in Boden Technologies AB, the Company incurred a loan payable.  The facility bears interest at the Swedish government borrowing rate plus 1% per annum and has a maturity date of December 31, 2035.  Principal payment plus interest is payable annually.  The loan payable is contingently forgiven based on a favourable ruling from the Swedish Tax Authority on the ongoing value tax assessment.

A continuity of the loan balances are as follows:

Boden
Balance, March 31, 2022	$15,692
Interest	223
Repayment	(1,272)
Foreign exchange movement	(1,566)
Balance, March 31, 2023	13,077
Interest	186
Foreign exchange movement	(595)
Balance, September 30, 2023	12,668
Less: Current portion	(1,335)
Non-current portion	$11,333

12. Term Loan

 As part of the Atlantic acquisition, the Company acquired a $11.0 million (C$13.6 million) term loan.  The facility bears interest at 3.33% per annum and a maturity date of June 30, 2024.  Principal payments of C$0.2 million plus interest is payable monthly.

 The term loan has financial ratios and minimum tangible asset covenants that must be maintained by Hive Atlantic Datacentres Ltd.  As at September 30, 2023, the covenant to maintain a ratio of total debt to tangible net worth equal to or less than 2:1 was not met.  The outstanding balance is presented as a currently liability as at September 30, 2023.  The lender has not requested early repayment of the loan as of the date when these financial statements were approved by the Board of Directors.  The term loan includes an unlimited guarantee from the Company.

Balance, March 31, 2022	$9,375
Interest	273
Repayment	(1,991)
Foreign exchange movement	(518)
Balance, March 31, 2023	$7,139
Interest	96
Repayment	(802)
Foreign exchange movement	12
Balance, September 30, 2023	$6,445

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

13. Right of Use Asset and Lease Liability

The Company has lease agreements for its offices, and buildings for its data-centers in Sweden and Quebec, Canada, in addition to electrical equipment in Sweden.

During the three and six months period ended September 30, 2023, the Company recognized interest expense on the lease liability of $135 and $280 (September 30, 2022 - $157 and $328, respectively) which was recorded within finance expense.

Cost	Right of Use Assets
Balance, March 31, 2022	$17,758
Additions	250
Lease extension	174
Adjustment for change in variable payments based on rate or index	474
Foreign exchange	(1,354)
Balance, March 31, 2023	$17,302
Foreign exchange	6
Balance, September 30, 2023	$17,308

Accumulated Depreciation
Balance, March 31, 2022	$(5,171)
Depreciation	(2,510)
Foreign exchange	1,351
Balance, March 31, 2023	$(6,330)
Depreciation	(1,375)
Foreign exchange	2
Balance, September 30, 2023	$(7,703)

Carrying Amount
Balance, March 31, 2023	$10,972
Balance, September 30, 2023	$9,605

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

13. Right of Use Asset and Lease Liability (continued…)

Lease Liability
Balance, March 31, 2022	$12,649
Lease payments made	(2,674)
Additions	250
Lease extension	174
Adjustment for change in variable payments based on rate or index	474
Interest expense on lease liabilities	664
Foreign exchange	(1,069)
Balance, March 31, 2023	$10,468
Lease payments made	(1,397)
Interest expense on lease liabilities	280
Foreign exchange	(267)
9,084
Less: current portion	(2,347)
Balance, September 30, 2023	$6,737

Lease Disclosures
Interest expense on lease liabilities	$280
Total cash outflow for leases	$1,397

Maturity Analysis - Undiscounted Contractual Payments
Less than 1 year	$2,799
1 to 2 years	2,748
2 to 3 years	2,656
3 to 4 years	1,153
4 to 5 years	741
$10,097

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

14. Commitments and Contingencies

(a) Service agreements

The Company has a service agreement with an unrelated third party to operate and maintain their data center computing equipment for the purpose of mining crypto currency in Canada, Sweden and Iceland.  As part of the arrangement, proprietary software is installed on the Company's computing equipment to assist in optimizing the use of the equipment.

(b) Power purchase agreement

The Company entered into a supplemental power pricing arrangement that provides a fixed price of electricity consumption each month at the Company's Bikupa Datacenter AB and Bikupa Datacenter 2 AB location in Sweden.  The fixed price agreement was assessed and is being accounted for as an executory contract; electricity costs are expensed as incurred.

(c) Obligations on Mining equipment

The Company had purchase commitments of $1.7 million at the period ended September 30, 2023 (March 31, 2023 - $8.9 million).

Contingencies

(a) Contingent VAT Liability to the Swedish Tax Authority ("STA")

The Company's wholly owned subsidiaries located in Sweden (Bikupa Datacenter AB ("Bikupa") and Bikupa Datacenter 2 AB ("Bikupa 2") received decision notice of assessments ("the decision(s)"), on December 28, 2022 and February 14, 2023 for Bikupa and Bikupa 2 respectively, from the Swedish Tax Authority in connection with the application of VAT and its ability to recover input VAT against certain equipment and other charges in a total amount of SEK 337.9 million or approximately $32.4 million.  The assessments covered the period December 2020 to June 2022 for Bikupa, and the period April 2021 to June 2022 for Bikupa 2, expressing the intent to reject the recovery of all the VAT for the periods under assessment and repayment of amounts previously received plus applicable interest.

The Company filed a formal appeal in connection with the Bikupa decision on February 9, 2023; however, there can be no guarantee that the Company will achieve a favourable outcome in its appeal.  A formal appeal for Bikupa 2 in relation to the February 14, 2023 decision was filed on March 10, 2023 by the Company.  The Company engaged an independent legal firm in Sweden with expertise in these matters to assist in the appeal process.  The Company does not believe that the decision has merit because in management's opinion and those of the Company's independent advisors, the decision is not compatible with the current applicable law and therefore the amount claimed to be owed by the Company is not probable.  According to general principles regarding the placement of the burden of proof, it is up to the Swedish Tax Agency to provide sufficient evidence in support of its decision.  It is the Company's opinion, the Swedish Tax Agency has not substantiated their claim.  We are not aware of any precedent cases, authoritative literature, or other statement that supports the STA's position.  The formal appeals are still pending review by the STA.

It is not yet known when this dispute will be resolved; the due process following appeals and the court ruling could extend beyond a year.  Furthermore, given that the industry is rapidly developing, there can be no guarantee that changes to the laws or policies of Sweden will not have a negative impact on the Company's tax position with respect to the eligibility of the claimed VAT.  (Note 20 Uncertain Tax Positions).

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

14. Commitments and Contingencies (continued…)

(a) Contingent VAT Liability to the Swedish Tax Authority ("STA") (continued…)

If the Company is unsuccessful in its appeal, the full amount could be payable including other items such as penalties and interest that may accrue to the Company.  The Company will continue to assess these matters. At the period end the Company has not recorded any amounts payable to the STA in connection with the decisions. The Company continues to monitor the activities of the claim with the STA. As at September 30, 2023, the Company has not received any further communication from the STA since filing the appeals as mentioned above.

(b) Litigation

From time to time, the Company is involved in routine litigation incidental to the Company's business.  Management believes that adequate provisions have been made where required and the ultimate resolution with respect to any claim will not have a material adverse effect on the financial position or results of the operations of the Company.

15. Related Party Transactions

The Company entered into the following related party transactions not otherwise disclosed in these condensed interim consolidated financial statements:

a) As at September 30, 2023, the Company had $24 (March 31, 2023 - $12) due to officers for the reimbursement of expenses included in accounts payable and accrued liabilities.

b) As at September 30, 2023, the Company had $nil (March 31, 2023 - $nil) due to a company controlled by a director of the Company included in accounts payable and accrued liabilities.  For the three and six months period ended September 30, 2023, the Company paid $48 and $128, respectively (September 30, 2022 - $81 and $178, respectively) to this company for marketing services.

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.  The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

For the three and six months period ended September 30, 2023, key management compensation includes salaries and wages paid to key management personnel and directors of $348 and $609, respectively (September 30, 2022 - $232 and $458, respectively) and share-based payments of $2.4 million and $3.9 million, respectively (September 30, 2022 - $0.9 million and $1.2 million, respectively).

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

16. Equity

(a) Authorized

Unlimited common shares without par value

Unlimited preferred shares without par value

(b) Issued and fully paid common shares

On May 24, 2022, the Company proceeded with the consolidation of its common shares on the basis of five (5) pre-Consolidation Common Shares for one (1) post-Consolidation Common Shares.  The common shares, options, warrants and RSU's have been retroactively adjusted for impact of the share consolidation by the Company.

During the period ended September 30, 2023, the Company:

  Issued 1,987,237 common shares (the "2023 ATM Shares") pursuant to the 2023 ATM Equity Program for gross proceeds of C$11.97 million ($9.01 million).  The 2023 ATM shares were sold at prevailing market prices, for an average price per 2023 ATM Share of C$6.02.  Pursuant to the 2023 Equity Distribution Agreement, a cash commission of $270 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the 2023 Equity Distribution Agreement. In addition, the Company incurred $372 in fees related to its 2023 ATM Equity Program.
  Issued 52,400 common shares upon the exercise of restricted share units (Note 16(e)).
  Issued 12,500 common shares for proceeds of C$71 ($53) pursuant to the exercise of 12,500 options at a price of C$5.66 per option.

(c) Stock options

The Company has established a rolling Stock Option Plan (the "Plan").  Under the Plan, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis.  The maximum term of each option shall not be greater than 10 years.  The exercise price of each option shall not be less than the market price of the Company's shares at the date of grant.  Options granted to consultants performing investor relations activities shall vest over a minimum of 12 months with no more than a quarter of such options vesting in any 3-month period.  All other options vest at the discretion of the Board of Directors.

Following is a summary of changes in stock options outstanding for the period ended September 30, 2023:

		Weighted average
	Outstanding		exercise price
Balance, March 31, 2022	2,846,515	C$	6.31
Granted	415,200		5.66
Expired	(133,300)		1.50
Forfeited	(55,000)		18.97
Balance, March 31, 2023	3,073,415	C$	6.20
Granted	620,000		6.86
Forfeited	(202,600)		24.75
Exercised	(12,500)		5.66
Balance, September 30, 2023	3,478,315	C$	5.24

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

16. Equity (continued…)

(c) Stock options (continued...)

The stock options outstanding and exercisable as at September 30, 2023, are as follows:

Outstanding	Exercisable		Exercise price	Expiry date
2,000	2,000	C$	15.70	February 11, 2026
10,000	10,000		14.95	June 4, 2026
400,100	212,916		5.66	August 26, 2027
1,000,000	1,000,000		1.50	September 14, 2027
24,615	24,615		10.00	October 11, 2027
50,000	50,000		10.00	March 26, 2028
620,000	620,000		6.86	July 6, 2028
400,000	400,000		3.10	September 18, 2028
100,000	100,000		1.35	December 21, 2028
500,000	500,000		1.45	February 10, 2030
20,000	20,000		1.90	May 29, 2030
1,600	1,600		10.80	December 24, 2030
30,000	30,000		25.15	April 6, 2031
60,000	60,000		18.35	April 29, 2031
180,000	72,000		18.50	October 7, 2031
60,000	35,000		25.35	November 10, 2031
20,000	17,500		21.00	December 9, 2031
3,478,315	3,155,631

(d) Warrants

Following is a summary of changes in warrants outstanding for the period ended September 30, 2023:

	Warrants	Weighted average
	outstanding	exercise price
Balance, March 31, 2022 and 2023	3,573,727	C$	22.92
Expired	(550,000)		11.30
Balance, September 30, 2023	3,023,727	C$	25.04

The warrants outstanding and exercisable as at September 30, 2023, are as follows:

Outstanding		Exercisable	Exercise price		Expiry date
1,000,000		1,000,000	C$	15.00	January 12, 2024
1,917,050		1,917,050	C$	30.00	May 30, 2024
106,677	**	106,677	C$	30.00	September 15, 2024
3,023,727		3,023,727

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

16. Equity (continued…)

(d) Warrants (continued...)

** On December 1, 2021, the Company issued 106,677 warrants as consideration for an investment in Titan.io.  Each Warrant is exercisable for one share on or before September 15, 2024, at an exercise price of C$30.00 per Share.

On November 30, 2021, the Company completed an agreement with Stifel GMP as lead underwriter and sole book runner to include a syndicate of underwriters (the "Underwriters"), whereby the Underwriters will purchase, on a bought-deal basis, 3,834,100 special warrants of the Company (the "Special Warrants") at a price of C$30.00 per Special Warrant for aggregate gross proceeds to the Company of C$115 million (the "Offering").

On January 12, 2022, each Special Warrant was deemed to be exercised into one Unit comprised of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant being a "Warrant").  Each Warrant is exercisable for one share on or before May 30, 2024, at an exercise price of C$30.00 per Share.

(e) Restricted share-units

The Company has established a Restricted Share Unit Plan (the "RSU Plan").  Under the RSU Plan, together with any other share compensation arrangement, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis.  Currently, the RSU Plan has a limit of 2 million shares, which is not rolling.  The Board may in its own discretion, at any time, and from time to time, grant RSUs to any employee, director or consultant of the Company or its subsidiaries (collectively, "Eligible Person"), other than persons conducting investor relations activities, from time to time by the Board, subject to the limitations set forth in the RSU Plan.  The Board may designate one or more performance periods under the RSU Plan.  In respect of each designated performance period and subject to the terms of the RSU Plan, the Board may from time to time establish the grant date and grant to any Eligible Person one or more RSUs as the Board deems appropriate.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

16. Equity (continued…)

(e) Restricted share-units (continued...)

The fair value of restricted shares units (RSUs) is generally measured as the grant date price of the Company's share.

Following is a summary of changes in restricted share units outstanding for the period ended September 30, 2023:

Outstanding
Balance, March 31, 2022	61,500
Granted	2,641,280
Cancelled	(150,000)
Exercised	(624,250)
Balance, March 31, 2023	1,928,530
Cancelled	(3,000)
Exercised	(52,400)
Balance, September 30, 2023	1,873,130

(f) Share-based compensation

During the three and six months period ended September 30, 2023, $3.1 million and $3.4 million, respectively (September 30, 2022 - $0.9 million and $1.8 million, respectively) of share-based compensation expense was recognized in relation to the vesting of options, and $1.0 million and $2.6 million (September 30, 2022 - $0.9 million and $1.0 million, respectively) of share-based compensation expense was recognized in relation to the vesting of RSUs.

During the period ended September 30, 2023, the Company:

  On July 6, 2023 granted 620,000 stock options to employees and officers with an exercise price of C$6.86 per share and an expiry date of July 6, 2028, which fully vested on July 24, 2023.

During the period ended September 30, 2023, the Company did not grant any RSUs.

17. Loss per Share

Income per common share represents net income for the year divided by the weighted average number of common shares outstanding during the period.

Diluted income per share is calculated by dividing the applicable net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

17. Loss per Share (continued…)

	Three months ended	Three months ended
	September 30, 2023	September 30, 2022
Basic weighted average number of common shares outstanding	85,052,418	82,253,061
Effect of dilutive stock options and warrants	-	-
Effect of convertible loan	-	-
Diluted weighted average common shares outstanding	85,052,418	82,253,061

	Six months ended	Six months ended
	September 30, 2023	September 30, 2022
Basic weighted average number of common shares outstanding	84,614,638	82,247,555
Effect of dilutive stock options and warrants	-	-
Effect of convertible loan	-	-
Diluted weighted average common shares outstanding	84,614,638	82,247,555

18. Finance Expense

Finance expenses were comprised of the following for the period ended:

	September 30, 2023	September 30, 2022
Interest and accretion on convertible loan	$1,285	$1,536
Interest on lease liabilities	280	328
Interest on loans payable	152	64
Total	$1,717	$1,928

19. General and Administrative Expenses

General and administrative expenses were comprised of the following for the period ended:

	September 30,	September 30,
	2023	2022
Management fees, salaries and wages	$1,408	$1,442
Marketing	638	409
Office, administration, and regulatory	2,237	2,493
Professional fees, advisory, and consulting	2,047	2,257
Total	$6,330	$6,601

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

20. Financial Instruments and Risk Management

The fair values of investments were measured using the cost, market or income approaches.  The investments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values, with the designation based upon the lowest level of input that is significant to the fair value measurement.  The three levels of the fair value hierarchy are:

Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3 Inputs: Unobservable inputs for the asset or liability (Unobservable inputs reflect management's assumptions on how market participants would price the asset or liability based on the information available).

Valuation of Assets that use Level 2 Inputs ("Level 2 Assets").  The fair value of Level 2 Assets would use the quoted price from the exchanges which the Company most frequently uses, with no adjustment.

The Company is exposed, in varying degrees, to a variety of financial related risks.  The fair value of the Company's financial instruments, including cash, amounts receivable, and accounts payable approximates their carrying value due to their short-term nature.  The type of risk exposure and the way in which such exposure is managed is provided as follows:

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

20. Financial Instruments and Risk Management (continued…)

At the period end the Company classified its financial assets into the following levels:

	As at September 30, 2023			As at March 31, 2023
Assets	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash	$-	$4,544	$-	$-	$4,373	$-
Digital currencies	-	46,890	-	-	65,899	-
Investments	919	-	1,573	1,307	-	1,559
	$919	$51,434	$1,573	$1,307	$70,272	$1,559
Liabilities
Convertible loan -derivative
component	$-	$-	$208	$-	$-	$482
	$-	$-	$208	$-	$-	$482

Valuation of Assets / Liabilities that use Level 1 Inputs ("Level 1 Assets / Liabilities").  Consists of the Company's investments in common stock, where quoted prices in active markets are available.

Valuation of Assets / Liabilities that use Level 2 Inputs ("Level 2 Assets / Liabilities").  Consists of the Company's digital currencies, where quoted prices in active markets are available.  The fair value is determined by the volume-weighted average of prices across principal exchanges as of 12:00 AM UTC, per coinbase.com.

Valuation of Assets / Liabilities that use Level 3 Inputs ("Level 3 Assets / Liabilities").  Consists of the Company's investments in preferred stock, convertible notes and common stock.  For the Company's common stock investments:

  Various Black Scholes models were utilized; and
  A prior transaction approach was used for others; some adjusted.

A verified prior transaction is initially given 100% weighting in a fair value conclusion (if completed at arm's length), but subsequently such weighting is adjusted based on the merits of newly observed data.  As a result, in the absence of disconfirming data, an unadjusted prior transaction price may not be considered "stale" for months or, in some cases, years.

Level 3 Continuity

The following is a reconciliation of Level 3 assets and liabilities:

	Fair value at			Change	Fair Value at,
Level 3 Continuity	March 31, 2023	Additions	Disposals	in fair value	September 30, 2023
Assets
Investments	$1,559	$252	$-	$(238)	$1,573
	$1,559	$252	$-	$(238)	$1,573
Liabilities
Convertible loan -
derivative component	$482	$-	$-	$(274)	$208
	$482	$-	$-	$(274)	$208

The carrying values of the Company's cash, amounts receivable, accounts payable, term loan and loans payable approximate fair value due to their short maturities.  The carrying value of the Company's lease liability is measured as the present value of the discounted future cash flows.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

20. Financial Instruments and Risk Management (continued…)

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company's primary exposure to credit risk is on its cash held in bank accounts as at September 30, 2023.  The majority of cash is deposited in bank accounts held primarily with one major bank in Canada so there is a concentration of credit risk.  This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

For the security of its digital currencies, the Company uses the services of two institutions through custodial agreements, one located in Liechtenstein and another in the United States.

The Company is exposed to credit risk related to amounts receivable from the Swedish government related to VAT filings.  These receivables are currently being withheld by the STA as a result of the decision notice of assessments received for both Bikupa and Bikupa 2 (Note 14).  The uncertainty surrounding the resolution of the dispute gives rise to potential credit risk, as there is the possibility that the Company may not be able to fully collect the outstanding amounts from the Swedish government. Refer to Note 5 for the at risk balances.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due.  The Company manages company-wide cash projections centrally and regularly updates projections for changes in business and fluctuations caused by digital currency prices and exchange rates.

HIVE is primarily engaged in the cryptocurrency mining industry, a highly volatile market with significant inherent risk. Declines in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, delays in the delivery of mining equipment, changes in the regulatory environment and other adverse changes in the industry can significantly and negatively impact the Company's operations and cash flows and its ability to maintain sufficient liquidity to meet its financial obligations.  Adverse changes to the factors mentioned above have impacted the recoverability of the Company's digital assets and property, and equipment, resulting in impairment losses being recorded.

The Company currently settles its financial obligations out of cash and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company's normal spending requirements on an ongoing basis and its expansionary plans.  At current BTC prices, the Company's existing cash resources and the proceeds from any sale of its treasury and mined BTC will be sufficient to fund its capital investments and support its growth objectives.  If the BTC price declines significantly, the Company would be required to raise additional funds from external sources to meet these requirements.  Refer to details in Note 16 for the Company's ATM Equity Program.

As at September 30, 2023, the contractual maturities of financial and other liabilities, including estimated interest payments, are as follows::

	Contractual
	cash flows	within 1 year	1 to 3 years	3 to 5 years	5+ years
Accounts payable	$7,436	$7,436	$-	$-	$-
Term loan	6,445	6,445	-	-	-
Convertible loan	7,529	3,466	4,063	-	-
Lease commitments	10,097	2,799	5,404	1,894	-
Loans payable and interest	14,944	1,318	3,786	2,384	7,456
Total	$46,451	$21,464	$13,253	$4,278	$7,456

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

20. Financial Instruments and Risk Management (continued…)

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in foreign exchange rates.  Exchange rate fluctuations affect the costs that the Company incurs in its operations as well as the currency in which the Company has historically raised capital.

The Company's presentation currency is the US dollar, major purchases are transacted in US dollars, while financing to date has been completed in Canadian and US dollars.  As the Company operates in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than an entity's functional currency.  A portion of the Company's general and administrative costs are incurred mainly in currencies separate from each entity's functional currency, such as Swiss Francs, the Euro, the Swedish Krona, and Icelandic Krona.  The fluctuation of these currencies in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company's assets and liabilities and the amount of shareholders' equity.

The Company's net monetary position in the significant foreign currencies as of September 30, 2023 is summarized below with the effect on earnings before tax of a 10% fluctuation of each currency relative to the functional currency of the entity holding it to the US dollar:

	Net Monetary Position	Impact of 10% variance
	September 30, 2023	in foreign exchange rat
	(USD$ equivalent)	(in foreign currency)
US Dollars	569	52
Canadian Dollars	14	1
Euros	(62,544)	6,074
Euro Dollars	(63)	6
Swedish Krona	1,344	11
Icelandic Krona	449	-

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company's exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances at variable rates.  Changes in short term interest rates will not have a significant effect on the fair value of the Company's cash account.  The interest rate on the Company's loans is fixed in nature and have limited exposure to changes in interest rates.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

20. Financial Instruments and Risk Management (continued…)

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.  The Company is not exposed to any significant price risks with respect to its financial instruments.

Loss of access risk

The loss of access to the private keys associated with the Company's digital currency holdings may be irreversible and could adversely affect an investment.  Digital currencies are controllable only by an individual that possesses both the unique public key and private key or keys relating to the "digital wallet" in which the digital currency is held.  To the extent a private key is lost, destroyed or otherwise compromised and no backup is accessible the Company may be unable to access the digital currencies.

Irrevocability of transactions

Digital currency transactions are irrevocable and stolen or incorrectly transferred digital currencies may be irretrievable.  Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Regulatory oversight risk

Regulatory changes or actions may restrict the use of digital currencies or the operation of digital currency networks or exchanges in a manner that adversely affects investments held by the Company.

Digital asset risk

Digital currencies are measured at fair value less cost to sell.  Digital currency prices are affected by various forces including global supply and demand, interest rates, exchanges rates, inflation or deflation and the political and economic conditions.  Further, digital currencies have no underlying backing or contracts to enforce recovery of invested amounts.  The profitability of the Company is related to the current and future market price of digital currencies; in addition, the Company may not be able to liquidate its holdings of digital currencies at its desired price if necessary.  Investing in digital currencies is speculative, prices are volatile and market movements are difficult to predict.  Supply and demand for such currencies change rapidly and are affected by a variety of factors, including regulation and general economic trends.  Digital currencies have a limited history, their fair values have historically been volatile and the value of digital currencies held by the Company could decline rapidly.  A decline in the market prices of digital currencies could negatively impact the Company's future operations.  Historical performance of digital currencies is not indicative of their future performance.

Many digital currency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks.  In many digital currency transactions, the recipient or the buyer must provide its public key, which serves as an address for a digital wallet, to the seller.  In the data packets distributed from digital currency software programs to confirm transaction activity, each party to the transaction must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the digital currency.  This process is vulnerable to hacking and malware and could lead to theft of the Company's digital wallets and the loss of the Company's digital currency.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

20. Financial Instruments and Risk Management (continued…)

While the Company does not store cryptocurrency on an exchange, the public failure of cryptocurrency exchanges appears to affect the value of cryptocurrencies and the cryptocurrency and crypto mining industries as a whole. As noted above, digital currency transactions are irrevocable. There are no governmental bodies that backstop the security of cryptocurrencies against theft or loss. A general loss of confidence in the technology that underlies the cryptocurrency industry, or a loss of confidence in the industry, itself, could substantially devalue our Bitcoin holdings and threaten the viability of our cryptocurrency mining business.

Digital currencies are loosely regulated and there is no central marketplace for exchange.  Supply is determined by a computer code, not a central bank.  Additionally, exchanges may suffer from operational issues, such as delayed execution, that could have an adverse effect on the Company.

Additionally, to the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges' failures may result in loss or less favorable prices of digital currencies, or may adversely affect the Company, its operations and its investments.

Safeguarding of digital assets

The Company utilizes the Fireblocks platform which provides the Company a secure medium to access its digital wallets and transact with reputable, exchanges on sales of its digital assets. At the period end the Company utilised the Fireblocks platform for 98% of its digital currencies associated with its operations.  Fireblocks, with locations in New York and Tel Aviv, utilizes a secure hot vault and secure transfer environment to help establish connections between the Company's wallets and exchanges.  Fireblocks utilizes multi-party computation ("MPC") protection layers to distribute private key secrets across multiple locations to ensure there is no single point of failure associated with the private keys.  The use of MPC ensures private key shards are never concentrated to a single device at any point in time.  The Company utilizes the Fireblocks Policy Engine to designate transaction approval policies for digital assets held within the Fireblocks portal.  As such, administrators configure automated rules to ensure all transactions are disbursed based on the asset sent, total value of the transaction, source and destination of funds and signor requirements.  All transactions initiated from Fireblocks that fail to meet the Company's predefined criteria per the engine policy are automatically rejected.  All internal wallets owned by the Company and external wallets for addresses of the Company's counterparties require multiple approvals in accordance with our whitelisting policy.  As such, the Company settles with counterparties or entities without the risk of losing funds due to deposit address attacks or errors.  Fireblocks is SOC 2 Type II certified for the defined period and undergoes a SOC 2 review on an annual basis.  The Company reviews the Fireblocks SOC 2 report to ensure they maintain a secure technology infrastructure and that their systems are designed and operating effectively.  Additionally, the Company reviews its own complementary user entity controls in conjunction with the Fireblocks controls to ensure that applicable trust services criteria can be met.  Fireblocks maintains an insurance policy which has coverage for technology, cyber, and professional liability and is rated "A" by A.M.  Best based on the strength of the policy and has had no known security breaches or incidents reported to date.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

20. Financial Instruments and Risk Management (continued…)

Digital asset mining risk

The digital asset mining industry has seen rapid growth and innovation.  In this environment of rapid change, there is no assurance that the Company will be able to compete effectively.  The Company's expenses may be greater than we anticipate, and our investments to make the Company more efficient or to gain digital asset mining market share may not outpace our competitors.  Moreover, the cost of gaining efficiency and maintaining or enhancing profit margins may be more than the Company can support given its overall strategy of holding Bitcoin, the currency in which our operating profits are generated.  Among the factors that affect our position are the following.

ASIC and GPU miners and other necessary hardware for mining are subject to malfunction, technological obsolescence, shortages in the global supply chain and difficulty and cost in obtaining new hardware.  In this context, we note that much has been said in the media about the widespread availability of GPU based mining machines as former Ethereum miners shut down their operations.  The machines that HIVE requires are ASIC mining machines that are designed and built for Bitcoin mining, which is our main focus.  As a result, any major malfunction out of the typical range of downtime for normal maintenance and repair of our Bitcoin mining systems could cause a significant disruption in our ability to continue mining, which could result in lower yields and harm our digital asset mining market share.  New ASIC miners can be costly and may be in short supply.

There can be no assurances that the most efficient ASIC mining hardware will be readily available when we identify the need for it.  We face competition in acquiring mining machines from major manufacturers and, at a given time, mining machines may only be available for pre-order months in advance.  As a result of competition for the latest generation ASIC mining machines, or if we unexpectedly need to replace our mining machines due to a faulty shipment or other failure, we may not be able to secure replacement machines at reasonable costs on a timely basis.

Proof-of-work mining operations (such as the mining operations required to mine Bitcoin) consume significant amounts of electricity, and recently, there has been increased focus on, and public debate surrounding, the negative environmental, social and governance considerations associated with such operations.  Regulatory changes or actions in foreign jurisdictions may affect the Company's business or restrict the use of one or more digital assets, mining activity or the operation of their networks or the digital asset exchange market in a manner that adversely affects the Company's business.  If regulators or public utilities take actions that restrict or otherwise impact mining activities, there may be a significant decline in such activities, which could adversely affect digital asset networks, the Company's business and the market price of the Company's common shares.  Because Bitcoin is a leading crypto currency, all of the foregoing risk factors may apply especially to Bitcoin, which is central to our business.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

20. Financial Instruments and Risk Management (continued…)

The Company's business strategy currently focuses on mining Bitcoin and prior to the Merge Ethereum, and our hardware is limited to mining using current proof-of-work protocols.  There could be developments in proof of work protocols, or other competing validation methods or processes that render such business strategy obsolete or out of favor generally.  Proof-of-stake is an alternative method of validating digital asset transactions.  Proof-of-stake methodology does not rely on resource intensive calculations to validate transactions and create new blocks in a blockchain.  Instead, the validator of the next block on a blockchain is determined, sometimes randomly, based on a methodology in the blockchain software.  Rewards, and sometimes penalties, are issued based on the amount of digital assets a user has "staked" in order to become a validator.  As a result of the Merge, on September 15, 2022, Ethereum shifted to a proof-of-stake validation method, and the Company stopped mining Ethereum.  Should Bitcoin also shift from a proof-of-work validation method to a proof-of-stake or other method, the transaction verification process (i.e., "mining" or "validating") may render our mining business less competitive or less profitable.  While we are not aware of how the Bitcoin blockchain could be so fundamentally modified, we have seen applications that offer sidechain alternatives to mining Bitcoin directly on the Bitcoin blockchain but that are integrated with the Bitcoin blockchain.  To date, such efforts that we are aware of have been directed at increasing the volume and speed of Bitcoin transaction processing.

The aggregate computing power of the global Bitcoin and Ethereum networks has generally grown over time, and we expect it to continue to grow in the future.  The barriers to entry for new Bitcoin miners are relatively low, which can give rise to additional capacity from competing miners.  As the hash rate in the Bitcoin network increases, the amount of Bitcoin earned per unit of hash rate decreases.  The Bitcoin protocol responds to increasing total hash rate by increasing the "difficulty" of Bitcoin mining.  If this "difficulty" increases at a significantly higher rate, we would need to increase our hash rate at the same rate in order to maintain market share and generate equivalent block rewards.  Therefore, in order to maintain or increase our market share, we may be required to make significant capital expenditures.

Any decrease in the Company's effective market share would result in a reduction in our share of block rewards and transaction fees, which could adversely affect our financial performance and financial position.

There is also a risk that the Company could be negative affected by a Bitcoin halving event.  Halving is a process designed to control the overall supply and reduce the risk of inflation in Bitcoin.  At a predetermined block, the mining reward is cut in half.  The next Bitcoin halving is expected to occur in April 2024.  While Bitcoin prices have had a history of price fluctuations around Bitcoin halvings, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward.  If Bitcoin price and difficulty do not maintain or continue their trend of adjusting to pre-Bitcoin halving profitability levels over time, or the period of market normalization after the Bitcoin halving to pre-Bitcoin halving profitability levels is too long, there is a risk that the Bitcoin halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

20. Financial Instruments and Risk Management (continued…)

Uncertain tax positions

Various foreign jurisdictions have, and may continue to adopt laws, regulations or directives that affect a digital asset network, the digital asset markets, and their users, particularly digital asset exchanges and service providers that fall within such jurisdictions' regulatory scope.  For example, if China or other foreign jurisdictions were to ban or continue to otherwise restrict mining activity, including by regulating or limiting manufacturers' ability to produce or sell semiconductors or hard drives in connection with mining, it would have a material adverse effect on digital asset networks, the digital asset market, and as a result, impact our business.

A number of foreign jurisdictions have recently taken regulatory action aimed at digital asset activities.  China has made transacting in digital currencies illegal for Chinese citizens in mainland China, and additional restrictions may follow.  As recently as September 2021, China's central bank has further restricted digital asset-related activities, stating that activity by overseas digital asset exchanges, and services offering trading, order matching, and token issuance and derivatives, constitute illegal activity.  Both China and South Korea have banned initial coin offerings entirely and regulators in other jurisdictions, including Canada, Singapore, and Hong Kong, have opined that initial coin offerings may constitute securities offerings subject to local securities regulations.  In September 2021, the Chinese government announced issued a complete ban that restricts digital currencies trading and mining activities, citing concerns about high energy consumption and its desire to promote financial stability.  Regulators in the Inner Mongolia and other regions of China have proposed regulations that would create penalties for companies engaged in digital currency mining activities and introduce heightened energy saving requirements on industrial parks, data centers and power plants providing electricity to digital currency miners.  The effect of the China ban was a movement of those miners and their hashrates out of China and into other countries.  The United Kingdom's Financial Conduct Authority published final rules in October 2020 banning the sale of derivatives and exchange traded notes that reference certain types of digital currencies, contending that they are "ill-suited" to retail investors citing extreme volatility, valuation challenges and association with financial crime.

Foreign laws, regulations or directives may conflict with those of the jurisdiction we operate in and may negatively impact the acceptance of one or more digital assets by users, merchants and service providers and may therefore impede the growth or sustainability of the digital asset economy in the European Union, China, Japan, Russia and the United States and globally, or otherwise negatively affect the value of digital assets that we invest in.  The effect of any future regulatory change on our business or the digital assets that we invest in is impossible to predict, but such change could be substantial and adverse to our investment and trading strategies, the value of our assets and our investment value.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

21. Digital Currency and Risk Management

Digital currencies are measured using Level 2 inputs (Note 20).

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions.  The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required.  A decline in the market prices for coins could negatively impact the Company's future operations.  The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile.  Historical performance of digital currencies is not indicative of their future price performance.  The Company's digital currencies currently mainly consist of Bitcoin and Ethereum Classic.  The table below shows the impact for every 5% variance in the price of each of these digital currencies on the Company's earnings before tax, based on their closing prices at September 30, 2023.

Impact of 5% variance in price
Bitcoin	$2,335
Ethereum Classic	5

22. Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders.  The capital structure of the Company consists of equity comprised of issued share capital and reserves.

The Company manages its capital structure and adjusts it in light of economic conditions.  The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues, commencement of ATM Equity Programs, the sale of digital currencies or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is subject to externally imposed capital requirements due to its term loan (Note 12).  The Company's overall strategy with respect to capital risk management remains unchanged from the prior year.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

23. Segmented Information

The Company operates in one segment, the mining and sale of digital currencies.  External revenues are attributed by geographical location, based on the country from which services are provided.

September 30, 2023	Canada	Sweden	Iceland	Switzerland	Bermuda	Total
Revenue from digital currency mining	$-	$-	$-	$-	$45,858	$45,858
Other revenue	-	-	-	-	474	474
	$-	$-	$-	$-	$46,332	$46,332

September 30, 2022	Canada	Sweden	Iceland	Switzerland	Bermuda	Total
Revenue from digital currency mining	$-	$-	$-	$-	$73,776	$73,776
Other revenue	-	-	-	-	-	-
	$-	$-	$-	$-	$73,776	$73,776

The Company's plant and equipment are located in the following jurisdictions:

September 30, 2023	Canada	Sweden	Iceland	Switzerland	Bermuda	Total
Plant and equipment	$63,254	$20,476	$2,540	$-	$458	$86,728
ROU asset	3,761	5,735	-	-	109	9,605
	$67,015	$26,211	$2,540	$-	$567	$96,333

March 31, 2023	Canada	Sweden	Iceland	Switzerland	Bermuda	Total
Plant and equipment	$50,386	$31,544	$4,357	$-	$941	$87,228
ROU asset	4,157	6,683	-	-	133	10,973
	$54,543	$38,227	$4,357	$-	$1,074	$98,201

24. Revision

Reclassification from accumulated other comprehensive income for digital currency sales

During the preparation of the March 31, 2023 year end consolidated financial statements, the Company identified a revision to the amounts to be reclassified from accumulated other comprehensive income for digital currency sales and revaluation of the digital currencies. The Company identified that due to the decrease in digital currencies during the period ended September 30, 2022, the surplus in accumulated other comprehensive income should have been reclassified to reflect the realisation of amounts from disposal. The revision impacted the condensed interim consolidated statement of loss and comprehensive loss with a decrease in the revaluation loss on digital currencies and increase in the recognized loss on sale of digital currencies as indicated below.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

24. Revision (continued…)

The table below summarizes the revised condensed interim consolidated financial statements for September 30, 2022:

	As previously	Adjustments	As revised
	reported
Consolidated Statements of Financial Position
Accumulated other comprehensive income	$10,157	$(1,300)	$8,857
Accumulated deficit	$(211,227)	$1,300	$(209,927)
Consolidated Statements of income and Comprehensive income
Revaluation of digital currencies	$(74,510)	$1,300	$(73,210)
Loss on sale of digital currencies	$(70)	$(18,681)	$(18,751)
Net income for the period	$(132,303)	$(17,381)	$(149,684)
Other comprehensive income
Revaluation gain on digital currencies	$(13,811)	$13,811	$-
Net income and comprehensive income for the period	$(145,545)	$(3,570)	$(149,115)
Basic income per share	$(1.61)	$(0.21)	$(1.82)
Diluted income per share	$(1.61)	$(0.21)	$(1.82)
Consolidated Statements of Changes in Equity
Net income for the period	$(132,303)	$(17,381)	$(149,684)
Revaluation of digital currencies	$(34,493)	$34,493	$-
Realized loss on digital currencies	$18,682	$(33,793)	$(15,111)
Total equity	$228,492	$-	$228,492
Consolidated Statements of Cashflows
Operating activities
Net income for the period	$(132,303)	$(17,381)	$(149,684)
Digital currencies	$72,577	17,381	89,958

25. Comparative Figures

Certain figures in the comparative period condensed interim consolidated statements of financial position, condensed interim consolidated statements of (loss) income and comprehensive (loss) income, condensed interim consolidated statements of changes in equity and condensed interim consolidated statements of cash flows have been reclassified to meet the current presentation.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended September 30, 2023, and 2022
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

26. Subsequent Events

Subsequent to September 30, 2023, the Company issued 1,376,369 common shares (the "2023 ATM Shares") pursuant to the 2023 ATM Equity Program for gross proceeds of C$6.1 million ($4.43 million).  The 2023 ATM shares were sold at prevailing market prices, for an average price per 2023 ATM Share of C$4.43. Pursuant to the 2023 Equity Distribution Agreement, a cash commission of $133 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the 2023 Equity Distribution Agreement.

Subsequent to September 30, 2023, the Company issued 29,400 common shares under the RSU plan upon the exercise of restricted share units.